PEOPLE’S CHOICE HOME LOAN SECURITIES CORP.

7515 Irvine Center Drive

Irvine, California 92618

July 24, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: John Stickle

Re:	People’s Choice Home Loan Securities Corp. (the “Company”)
Registration Statement on Form S-3
File No. 333-125734

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-3, as amended, to 4:00 p.m. on July 26, 2006, or as soon thereafter as practicable.

In connection with this request for effectiveness, the Company acknowledges the following:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PEOPLE’S CHOICE HOME LOAN SECURITIES CORP.

By:	/s/ Irwin Gubman
Name:	Irwin Gubman
Title:

cc:	Thomas Y. Hiner, Esq.
Jack A. Molenkamp, Esq.